Exhibit 99.2

REFINITIV STREETEVENTS EDITED TRANSCRIPT MG.TO - Magna International Inc to Discuss the Acquisition of Veoneer Active Safety Business Call EVENT DATE/TIME: DECEMBER 20, 2022 / 1:00PM GMT REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

DECEMBER 20, 2022 / 1:00PM, MG.TO - Magna International Inc to Discuss the Acquisition of Veoneer Active Safety Business Call CORPORATE PARTICIPANTS Louis Tonelli Magna International Inc. - VP of IR Patrick W. D. McCann Magna International Inc. - Executive VP & CFO Seetarama Swamy Kotagiri Magna International Inc. - CEO & Director Vincent Joseph Galifi Magna International Inc. - President CONFERENCE CALL PARTICIPANTS Adam Michael Jonas Morgan Stanley, Research Division - MD Colin M. Langan Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst James Albert Picariello BNP Paribas Exane, Research Division - Research Analyst Joseph Robert Spak RBC Capital Markets, Research Division - Autos and Leisure Analyst Michael W. Glen Raymond James Ltd., Research Division - Director Rod Avraham Lache Wolfe Research, LLC - MD & Senior Analyst PRESENTATION Operator Greetings, everyone, and welcome to the Magna acquisition of Veoneer Active Safety . (Operator Instructions) Please note as well, today's conference is being recorded, Tuesday, December 20 , 2022 . It is now with pleasure that I turn today's conference over to Mr . Louis Tonelli, Vice President, Investor Relations . Please go ahead, sir . Louis Tonelli - Magna International Inc. - VP of IR Thank you, Bridget, and good morning, everyone . Joining me today are Swamy Kotagiri, CEO ; Pat McCann, CFO ; and Vince Galifi, President . We issued a press release this morning announcing that we have signed a definitive agreement to acquire the Veoneer Active Safety business from SSW Partners . You'll find the press release, today's conference call webcast and the slide presentation to go along with the call all in the Investor Relations section of our website at magna . com . Before we get started, just a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . Please refer to today's press release for a complete description of our safe harbor disclaimer . Please note that this transaction relates to Veoneer Active Safety and does not include the Restraint Control business . When we refer to Veoneer, we are referring to the Active Safety business that we are acquiring . Now let me pass the call over to Swamy . Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Thanks, Louis . Good morning, everyone . I am excited to be able to speak with you about our acquisition of Veoneer Active Safety, a transaction that accelerates Magna's growth and positions us as a leader in a fast - growing ADAS market . Combining our complementary business broadens our product portfolio, capabilities, customer base and geographic presence . It also adds significant engineering resources and software expertise, resulting in our ability to address full ADAS systems and increased content per vehicle opportunities . With this transaction, we expect to create 2 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

long - term sustainable value for our shareholders . The transaction is aligned with our go - forward portfolio strategy that we have been communicating to investors over the past couple of years . Specifically, accelerating the deployment of capital towards high - growth areas . Let me get into some of the details . I'll briefly cover Veoneer Active Safety's profile . The business has extensive capabilities in sensor suite, compute and software . It has 3 , 700 employees worldwide, working at 4 manufacturing locations and 15 engineering centers . It also has a strong technical base with 2 , 200 engineers and over 550 active patents . Sales have grown drastically over the past few years and are expected to reach $ 1 . 1 billion this year . On a stand - alone basis, the business is expected to generate positive EBITDA in 2023 while continuing to invest for future growth . As I said earlier, our capabilities are complementary . We have a particular strength in camera - based systems, including front, surround view, rearview as well as in drive policy and driver monitoring systems . We also have key developments ongoing and program awards in other technology areas, including digital radar, solid - state LiDAR, compute in general, whether it's ADAS, ECUs or domain or signal controllers and ultrasonics . Veoneer Active Safety has good market position together with significant development and manufacturing experience in radar and front camera as well as strong capabilities and experience in domain controllers . It also has capabilities in driver and in - cabin monitoring, along with thermal sensing camera technology . We expect our combined product lines to have enhanced experience and scale . We should be among the leaders in camera and RADAR technology, which represent 2 of the largest total addressable markets in ADAS . We expect the combined entity to have scale and be poised for significant growth in domain controllers, the fastest - growing category in ADAS . We also expect to be well positioned in driver and in - cabin monitoring solutions . In addition, the combined business would have strengthened positions in premium features and functions as well as engineering infrastructure . Overall, our combined comprehensive capabilities will cover the entire ADAS spectrum with a number of leading market positions . Included in the appendix is a bit more detail on our complementary ADAS capabilities . This transaction provides an infusion of electronics engineering expertise . The addition of 2 , 200 engineers provides further resources to our fast - growing ADAS business and can also support Magna's broader mobility activities . In particular, its 1 , 800 system software and sensor development engineers significantly advances our position, putting Magna at the forefront of ADAS feature development . The acquisition also expands our business with major customers and provides access to new customers and regions . This should drive good sales diversification for the combined business by customer and by region . Overall, the combined entity better positions Magna as a full system ADAS supplier, which should accelerate content per vehicle opportunities for our ADAS business . It also allows us to explore additional possibilities across the company, for instance, in connected powertrains and better position Magna overall . The ADAS product lines of both entities are experiencing rapid growth . This reflects a solid business pipeline across multiple systems, features, customers and regions as a result of our respective capabilities and a growing ADAS market . Based on forecasts for our ADAS business and Veoneer Active Safety, we expect a compound average growth rate in sales for the combined business of about 30 % over the next 2 years to approximately $ 3 billion by 2024 . We are very excited about the opportunities available to us with capabilities to capitalize on an ADAS market that continues to experience significant growth and is expected to reach $ 50 billion by 2030 . With that, I'll pass the call over to Pat to cover the additional details on the transaction . Pat? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Thanks, Swamy, and good morning, everyone . I'm also excited about completing this acquisition and further strengthening our capabilities in an important and fast - growing product area . Let me review some of the transaction details . The total consideration for the acquisition of Veoneer Active Safety is $ 1 . 525 billion, payable in cash and subject to working capital and other customary purchase price adjustments . As Swamy noted, the transaction enhances Magna's sales growth profile and increases the proportion of our business in megatrend areas . DECEMBER 20, 2022 / 1:00PM, MG.TO - Magna International Inc to Discuss the Acquisition of Veoneer Active Safety Business Call 3 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

The purchase price is supported by a value proposition of rapid ADAS sales and profit growth as well as significant synergies . We plan to use cash on hand plus a modest amount of additional debt to fund the transaction . We anticipate no significant change in our leverage profile and expect to maintain our strong investment grade credit rating . We also expect to maintain ample financial flexibility to take advantage of further opportunities in the industry . We project the transaction will be plus or minus neutral to adjusted earnings per share excluding purchase price amortization in the first full year 2024 and to be accretive thereafter . We expect to realize benefits of this investment for many years to come . The acquired entity will be combined with our ADAS business in Magna Electronics . We are confident that we can generate $ 70 million in annual run rate synergies by 2025 and believe there are further opportunities . Some of the key areas in which we have identified synergies are procurement, SG&A and development activities . We also expect some benefit in cash tax savings as a result of the transaction . We have an integration team identified that is highly focused on realizing these synergies . Key next steps for the transaction include our integration team coordinating with Veoneer, employee engagement, including information sessions to welcome employees and inform them about Magna and the initiation of regulatory filings in the jurisdictions where the 2 companies operate . Closing of the transaction is expected near midyear 2023 . In summary, this transaction accelerates Magna's growth and positions us a leader in the fast - growing ADAS market . Combining our complementary businesses broadens our product portfolio, capabilities, customer base and geographic presence . Veoneer Active Safety adds significant engineering resources and software expertise . And together, these enhance our full ADAS systems capabilities and accelerates our content per vehicle opportunities . The acquisition is consistent with our go - forward strategy to invest in high - growth areas in order to create long - term value for Magna shareholders . Thanks for your attention this morning . Swamy, Vince, Louis and I would be happy to answer your questions . QUESTIONS AND ANSWERS Operator (Operator Instructions) And our first question comes from the line of Adam Jonas of Morgan Stanley. Adam Michael Jonas - Morgan Stanley, Research Division - MD Our first question is on profitability . You mentioned it's EBITDA positive for the year, even including investing in future growth . I don't know if you could be a bit more specific on order of magnitude, would you say the EBITDA margins are in line, higher or lower than the Magna average . Can you confirm is your EBIT as is the business, EBIT positive as well? My first question . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Okay, Adam . It's Pat . As far as the profitability -- as far as the profitability of the business, it is growing . So it's -- I would it's consistent with our Magna Electronics business or -- but it is going to be below the Magna average just given the heavy investments . And if you remember the way this business operates when we're investing for the future, all those engineering expenses need to be expensed as oppose d to capitalized and amortized in with regular CapEx type . So I would say it's consistent with our business but below the M average overall . DECEMBER 20, 2022 / 1:00PM, MG.TO - Magna International Inc to Discuss the Acquisition of Veoneer Active Safety Business Call 4 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Adam Michael Jonas - Morgan Stanley, Research Division - MD Okay . I appreciate that . And just on market share, I don't know if you can comment on combined pro forma market share in the relevant categories . Again, order of magnitude, to show the size of the market position . And if I can squeeze one more in, can you confirm whether this was a competitive process for the acquisition of this asset? (inaudible) Louis Tonelli - Magna International Inc. - VP of IR Yes . Adam, it's Louis here . We're not going to get into market share specifically . I mean -- but based on our assessment on how it's going to look on a combined basis, we're going to be one of the leaders in the industry . Again, and some of our, some of the product areas, in particular, we will be leaders and we did highlight that a little bit in the presentation . Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO And I think the -- to your last question, Adam, about process. So the process, it was run by SSW. So it was a process that was run by them. Operator And our next question comes from the line of Chris McNally of Evercore. Okay. And our next question comes from the line of Joseph Spak of RBC Capital Markets. Joseph Robert Spak - RBC Capital Markets, Research Division - Autos and Leisure Analyst Is there anything you can tell us about -- or what you've learned about Veoneer's order intake during the time since that initial acquisition and sort of they got out of the public limelight? I know you're showing good growth in that business through ' 24 , but obviously, some of these orders have much longer lead times . So I just want to get a sense as to sort of what happened to some of those orders and opportunity at a time when the business might have been optically at least in a little bit of flux? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Joseph, I think we went through an extensive diligence process, as you can imagine . And we saw no deterioration in the data or the programs from what we have seen to where we have seen now . We do feel comfortable walking through to say that there was no material change in what we have seen versus a year ago versus now . We also looked at the probabilities and the take rates . And if you look at the ratio of the booked to unbooked business, I would say it was in line with what we are used to in this line of business or our own product line of ADAS and Magna . Joseph Robert Spak - RBC Capital Markets, Research Division - Autos and Leisure Analyst Okay . And just a second question, maybe just if we use sort of like RADAR as an example here, obviously, you both have some capabilities . Is that an area where we sort of see on a combined basis, you sort of pick one path and go down? Or is there sort of enough opportunity in the market for some differentiation between maybe different RADAR solutions? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Joseph, actually, it's very complementary . We have talked about the ICON digital radar from a Magna perspective, from interference mitigation, from range, from various technical attributes . But what Veoneer Active Safety brings is a significant amount of manufacturing experience, right? DECEMBER 20, 2022 / 1:00PM, MG.TO - Magna International Inc to Discuss the Acquisition of Veoneer Active Safety Business Call 5 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

They made over 40 million RADAR sensors over the last decade . Although we have programs that we are just about launching with our ICON RADAR, just bringing the 2 teams together and the manufacturing expertise, I believe, is going to be very advantageous . On the other hand, Veoneer product portfolio address the short and midrange from a RADAR perspective and the ICON RADAR, which addresses the long range with all the other technical attributes that I talked about will actually become a really good road map going forward . So it's pretty complementary to each other . Operator And we will now circle back to the line of Chris McNally of Evercore. Our next question comes from the line of Colin Langan of Wells Fargo. Colin M. Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst One, any color when we're talking about the $ 3 billion in ADAS you'll have for 2024 . You mentioned camera, RADAR . You had -- you think you'll be in a leading position . How much is sort of software stuff, domain controller, some of the higher - tech stuff? I mean any nature of the mix of the business there by 2024 versus sort of the hardware versus software . Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Yes. Go ahead, Louis. Louis Tonelli - Magna International Inc. - VP of IR No, please go ahead, Swamy. Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Colin, we have just announced a business, and I think there, until the close is there, I think it might not be appropriate to get into the details by product line . Even when we talked about the $ 3 billion, it is not just the leadership from RADAR or camera, it's the overall position in the ADAS market, right, being in the top 3 or 4 , I think, is what we mentioned . If you just look at the complementary nature of the surround view, the rearview and the front camera from Magna, the RADA R and domain controller from Veoneer Active Safety becomes really a comprehensive product portfolio . But I think if you take a step forward, just looking at the possibilities with other product lines in Magna, whether it's lighting or mirrors for the driver monitoring system or even connected powertrain in the future is all the additional content that could become addressable for us . I think, give us a little bit of time, and I think we'll start getting after the close, more color into the different product lines . Colin M. Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Got it . As a follow - up, the slides mentioned that there'd be a moderate amount of debt . Any color on how much debt will be needed and how much debt maybe you think you could pay down before that point? DECEMBER 20, 2022 / 1:00PM, MG.TO - Magna International Inc to Discuss the Acquisition of Veoneer Active Safety Business Call 6 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO As far as, why I think, Colin, it's Pat . When we think about our leverage ratio, so the amount of debt, the early flux is based off of our leverage ratios . So we always work in our targeted ratios between 1 to 1 . 5 . So our objective would be to come back within that range in the short term . To your point, as far as we paying them, we will look at doing a combination of debt issuances between short term and longer term to reflect that ability to pay it down within the range . Operator Our next question comes from the line of Rod Lache of Wolfe Research . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst I believe that all of the Veoneer ADAS systems are based on their proprietary computer vision tech . Is that correct? Or did the computer vision go to Qualcomm Arriver, and if it is still something that Veoneer is -- has in - house or is depending on -- what do you do with that? Is that something you expect to build on? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Rod, if you look at it, I think a typical modularity has been the sensor suite, the compute and even in the sensors, there is a base software and there is a perception and the drive policy . So the perception piece of it is really -- the OEMs are looking at different ways . We've been extensively working with Mobileye for a long period of time, as you know, and we intend to continue that . As the OEMs make their decisions, they will have the strategy to go whichever way they go . I think -- there is a lot of fusion software . There is a lot of functional feature development that we've been doing in our product portfolio and this one will further enhance that capability . I think it should be no different other than additional scale and engineering resources and capability, we would have no other constraint . We can continue what we've been doing . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Okay . So there will be -- just so I understand it, there will be 2 options that you will offer to the OEMs . And I assume that you've sort of thought through the implications of working with Mobileye or not and that, that the deal would be compelling in either scenario? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director I think we are very clear that, like I said, we have been working with Mobileye for a long time, and we have the intent to continue to work with them . The optionality, it actually comes from the OEMs, as you know, OEMs are looking at different options from their own in - house or other things, and we will continue to follow the path that OEMs are taking . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Okay . And then just on the Veoneer growth, I was hoping you can maybe just give us a little bit of a description of how that business is evolving from basic ADAS like AEB and how much of this is sort of moving into the more advanced Level 2 + over the next few years? And get any color on what the margin profile of the business will look like if you are successful, maybe [ 24 , 25 ] sort of thinking about the -- what the opportunity is there in terms of profitability? DECEMBER 20, 2022 / 1:00PM, MG.TO - Magna International Inc to Discuss the Acquisition of Veoneer Active Safety Business Call 7 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Rod, the first part of the question, I've always talked about the market as driver - assist functions, as you mentioned, all the way up to L 2 + . Even in our current product portfolio, we are not just talking the basic AEB, we are talking a whole suite of features like lane assist, lane centering, adaptive cruise control, adaptive headlamps, (inaudible) for, a bunch of these things that are considered to be L 2 + . We are close to production or in production in the various things that we -- that I just mentioned . So I think adding the expertise and the knowledge that Veoneer Active Safety brings with them in terms of the domain controllers, taking the sensor suite that I just talked about from a camera, from LiDAR and from the RADAR perspective and the fusion capabilities that we have launched some and Veoneer has -- already has currently on programs, I think we are really well equipped to address all the way up to L 2 + as we are calling it or advanced driver assist functions . Maybe, Pat, you can throw some color on the margin profile. I think we already talked about it, right? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Yes, exactly . So Rod, just on the margin profile, what we're expecting to see is, if we back up, we didn't buy this business just for a pure margin play . We ran our traditional disciplined DCF type analysis . And what we're seeing in the business is with all that significant growth, there is quite a bit of engineering expense just to make it happen . And the reality is, part of those synergies we're going to see is in the core development . So as we scale the Veoneer business, and we scale the Magna business, we combine with some savings on the core side, we expect margins to accelerate as we launch all that business . And I would say longer term, there's no reason this business wouldn't be similar margin profile to the rest of Magna, as we gain scale . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Okay . And just to clarify, Swamy and Pat, the growth that you're describing, maybe I misinterpreted that . But is this primarily coming from Magna and Veoneer market share gains and within sort of basic ADAS? Or is it some of the things that you described that you're about to enter production of -- is it primarily the basic or is it the more advanced systems that are coming over the next couple of years? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director No, it's -- Rod, it's definitely a combination, not only the base . When you said base like the AV type function, it is some of the other feature functions that I mentioned that we are launching as well as the Veoneer Active Safety business is launching . So when we talk about the 30 % CAGR and growing to about $ 3 billion, it is a mix of all business, including the advanced features of the L 2 + . Operator And our next question comes from the line of James Picariello of BNP Paribas. James Albert Picariello - BNP Paribas Exane, Research Division - Research Analyst I know you referenced the neutral EPS on an adjusted basis, excluding PPA . Any sense for what that could be? I know it's early . And just to confirm, PPA will be included in Magna's adjusted results . Is that right? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Yes. Typically, the PPA is included in our, well, we don't adjust for that, it would be part of our GAAP numbers typically. DECEMBER 20, 2022 / 1:00PM, MG.TO - Magna International Inc to Discuss the Acquisition of Veoneer Active Safety Business Call 8 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

James Albert Picariello - BNP Paribas Exane, Research Division - Research Analyst Right. Okay. And then can you just discuss the timing of the $70 million cost - out synergies rate? Is that just pretty linear over 2024 and in 2025 or? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Yes, I think that's a fair modeling assumption, James. I think they're just going to scale up and there will be some cost to achieve those synergies obviously in the shorter term. But once the business is scale and we get more volumes, the procurement synergies increase just by volume of that. James Albert Picariello - BNP Paribas Exane, Research Division - Research Analyst Got it. And then just last one is, how should we think about Veoneer's retained net debt that you would take on? Is this a material number? Just any dimension to what that could look like? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO It's virtually a cash - free, debt - free transaction, James. There will be a little bit of debt - like items on pensions or some of the leased facilities, but it's basically a cash - free, debt - free transaction. Operator (Operator Instructions) Our final question comes from the line of Michael Glen of Raymond James. Michael W. Glen - Raymond James Ltd., Research Division - Director Can you just remind the existing size of the Magna ADAS business and what the organic growth has been over the past 5 years in that business or 3 years, whatever the appropriate figure is? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director The base business last year was over $550 million. I can't recall the growth rate over the last 5 years, but we were expecting kind of in the range of where we're expecting now for the next few years -- 3 years? Michael W. Glen - Raymond James Ltd., Research Division - Director Okay. And Pat, is there any way you can just shed a little more insight into the leverage, how we -- some of the variables, how they play into that leverage calculation to, to get to that range you're thinking about? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO You have the -- it's -- I'm pausing, Michael, and I apology it's kind of a complicated calculation just given that we're going through our own business plan here at Magna. And if you -- the transaction is significant, but the relative rest of Magna is going to move their calculation more than this DECEMBER 20, 2022 / 1:00PM, MG.TO - Magna International Inc to Discuss the Acquisition of Veoneer Active Safety Business Call 9 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

acquisition on its own . So it's difficult for me to answer . I apologize . We're going to have better clarity when we get out to our February outlook, and we have our business plan locked down for the next 3 years . Michael W. Glen - Raymond James Ltd., Research Division - Director Okay . And when you give that outlook, are you going to -- I guess you'll be -- I mean, the deal won't be closed at that point in time . Are you going to be giving us some assessment of what the second half is going to look like with and without this transaction? Just any thoughts there? Vincent Joseph Galifi - Magna International Inc. - President When we give our outlook in February, we won't include this transaction because it won't have closed . So upon closing, we'll have to look at our most -- our next set of outlook for the current year in ' 23 and provide something then . Operator Thank you . And there are no further questions in the queue at this time . So I will now turn the call over to Mr . Kotagiri for closing remarks . Please go ahead . Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Thanks, Bridget, and thanks, everyone, for joining the call on such short notice this morning . Hopefully, we have provided color on the transaction and our positioning . We are very excited about the opportunities that are ahead for Magna . Enjoy the rest of your day, and I hope you all have a safe and relaxing holiday season . Thank you . Operator This does conclude today's presentation . We do thank you for your participation and ask that you please disconnect your lines . Happy holidays, and have a great rest of the day, everyone . DISCLAIMER Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes . In the conference calls upon which Event Transcripts are based, companies may make projections or other forward - looking statements regarding a variety of items . Such forward - looking statements are based upon current expectations and involve risks and uncertainties . Actual results may differ materially from those stated in any forward - looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings . Although the companies may indicate and believe that the assumptions underlying the forward - looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward - looking statements will be realized . THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS . IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT . USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS . © 2022 , Refinitiv . All Rights Reserved . DECEMBER 20, 2022 / 1:00PM, MG.TO - Magna International Inc to Discuss the Acquisition of Veoneer Active Safety Business Call 10 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.